Exhibit 99.2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED FINANCIAL DATA

AS OF JUNE 30, 2016

INDEX
Page

Interim Consolidated Balance Sheet	2

Interim Consolidated Income Statements	3-4

Interim Consolidated Comprehensive Income Statements	5

Interim Statement of Changes in Shareholders' Equity	6-7

Interim Consolidated Statements of Cash Flows	8-10

Notes to the condensed consolidated interim financial data	11-24

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 6	2 0 1 5	2 0 1 6
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	148,166	157,851	38,525
Short-term deposits and investments	38,623	30,075	10,042
Trade accounts receivables	14,113	13,638	3,669
Other receivables	26,255	13,909	6,581
Inventories	2,035	2,071	529
Investments in associates held for sale	85,237	-	22,163
	314,429	217,544	81,509

Non-Current Assets
Trading property	1,417,770	1,467,760	368,635
Deposits, loans and other long-term balances	37,944	21,899	9.866
Investments in associates	179,938	292,183	46,786
Property, plant and equipment	694,923	704,166	180,687
	2,330,575	2,486,008	605,974

	2,645,004	2,703,552	687,483

Current Liabilities
Short-term credits	507,346	726,763	131,915
Suppliers and service providers	25,313	15,708	6,336
Payables and other credit balances	61,860	63,780	16,084
	594,519	806,251	154,335

Non-Current liabilities
Borrowings	1,671,639	1,443,920	434,644
Other liabilities	73,311	66,530	19,062
Deferred taxes	85,673	82,787	22,275
	1,830,623	1,593,237	475,981

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(47,199)	19,287	(12,272)
Non controlling Interests	267,061	284,777	69,439
	219,862	304,064	57,167

	2,645,004	2,703,552	687,483

The accompanying notes form an integral part of the interim financial data.

2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	115,865	182,315	68,465	182,315	200,078	30,126
Revenues from hotels operation and management	67,282	85,006	36,505	42,117	147,886	17,494
Total revenues	183,147	267,321	104,970	224,432	347,964	47,620

Gains and other
Rental income from Commercial centers	36,228	44,443	16,748	19,889	83,849	9,420
Gain from sale investees	-	-	-	-	6,712	-
Total income revenues and gains	219,375	311,764	121,718	244,321	438,525	57,040

Expenses and losses
Hotels operation and management	57,753	73,503	29,684	34,033	126,849	15,016
Commercial centers	129,987	254,900	69,816	236,946	290,360	33,798
General and administrative expenses	4,750	8,266	2,153	4,062	16,678	1,235
Share in losses of associates, net	21,344	25,438	10,444	11,164	42,925	5,550
Financial expenses	84,709	181,043	25,811	56,945	239,580	22,026
Write down, charges and other expenses(income), net	16,505	(25,368)	15,723	(27,275)	38,298	4,291
	315,048	517,783	153,631	315,875	754,690	81,916

Profit (loss) before tax benefits	(95,673)	(206,019)	(31,913)	(71,554)	(316,165)	(24,876)
Income tax expenses (tax benefits)	917	2,029	(492)	(238)	5,631	238
Profit (loss) from continuing operations	(96,590)	(208,048)	(31,421)	(71,316)	(321,796)	(25,114)
Profit (loss) from discontinued operation, net	-	7,229	-	397	6,874	-

Profit (loss)for the period	(96,590)	(200,819)	(31,421)	(70,919)	(314,922)	(25,114)

Attributable to:
Equity holders of the Company	(79,329)	(96,801)	(33,779)	(13,718)	(186,150)	(20,626)
Non controlling interest	(17,261)	(104,018)	2,358	(57,201)	(128,772)	(4,488)

	(96,590)	(200,819)	(31,421)	(70,919)	(314,922)	(25,114)

The accompanying notes form an integral part of the interim financial data.

3

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
				Convenience
	(In NIS)			translation $
Earnings (loss) per share
Basic earnings per share:
From continuing operation	(8.63)	(11.31)	(21)	(2.24)
From discontinued operations	-	0.78	0.75	-

	(8.63)	(10.53)	(20.25)	(2.24)

Diluted earnings per share:
From continuing operation	(8.63)	(11.31)	(21)	(2.24)
From discontinued operations	-	0.78	0.75	-

	(8.63)	(10.53)	(20.25)	(2.24)

The accompanying notes form an integral part of the interim financial data.

4

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)					Convenience
						translation
						US$'000

Loss for the period	(96,590)	(200,819)	(31,421)	(70,919)	(314,922)	(25,114)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(163)	(97,317)	(1,830)	(67,652)	(91,319)	(42)
Gain (loss) from cash flow hedge	(1,248)	713	(2,069)	765	2,081	(325)
Reclassification adjustments relating to foreign operations disposed of in the period	-	(32,453)	-	-	(32,454)	-
	(1,411)	(129,057)	(3,899)	(66,887)	(121,692)	(367)
Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	14,249	16,009	13,455	16,009	83,582	3,705
Other Comprehensive income (loss)	12,838	(113,048)	9,556	(50,878)	(38,110)	3,338

Comprehensive income (loss)	(83,752)	(313,867)	(21,865)	(121,797)	(353,032)	(21,776)

Attributable to:
Equity holders of the Company	(66,486)	(191,161)	(24,164)	(72,057)	(206,504)	(17,287)
Non controlling interests	(17,266)	(122,706)	2,299	(49,740)	(146,528)	(4,489)

	(83,752)	(313,867)	(21,865)	(121,797)	(353,032)	(21,776)

The accompanying notes form an integral part of the interim financial data.

5

ELBIT IMAGING LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2015	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	(713,237)

Profit (loss) for the year	-	-	-	-	-	-	(186,150)	(186,150)	-	(186,150)	(128,772)	(314,922)
Other comprehensive income (loss)	-	-	8,007	60,783	-	(109,649)	20,504	(20,355)	-	(20,355)	(17,756)	(38,111)
Issuance of shares	-	-	-	-	-	-	-	-	-	-	-	-
Stock based compensation expenses	-	-	-	-	845	-	-	-	-	-	(175)	670
Treasury stock and old stock cancellation	-	-	-	-	-	-	-	845	-	845	-	-
Transaction with non-controlling interest	-	-	(148,066)	37,413	-	94,933	8,142	(7,578)	-	(7,578)	(50,565)	(58,143)
Expiration and exercise of option	-	50,918	-	-	546	-	-	546	-	546	787	1,333
Cancelation of treasury stock and old stock					(50,918)

Balance - December 31, 2015	-	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	-	19,287	284,777	304,064

Profit (loss) for the period	-	-	-	-	-	-	(79,329)	(79,329)	-	(79,329)	(17,261)	(96,590)
Other comprehensive income (loss)	-	-	(1,226)	7,518	-	84	6,467	12,843	-	12,843	(4)	12,839
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	48	48
Transaction with non controlling interest	-	-	(533)	533	-	-	-	-	-	-	(499)	(499)

Balance - June 30, 2016	-	1,105,974	(343,666)	236,796	-	(748,808)	(297,495)	(47,199)	-	(47,199)	267,061	219,862

(*) includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

6

ELBIT IMAGING LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	Convenience translation, U.S.$'000
Balance - December 31, 2015	-	287,565	(88,899)	59,476	-	(194,720)	(58,407)	5,015	-	5,015	74,045	79,060

Profit (loss) for the period	-	-	-	-	-	-	(20,626)	(20,626)	-	(20,626)	(4,488)	(25,114)
Other comprehensive income (loss)	-	-	(319)	1,955	-	22	1,681	3,339	-	3,339	(1)	3,338
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	13	13
Transaction with non controlling interest	-	-	(139)	139	-	-	-	-	-	-	(130)	(130)

Balance - June 30, 2016	-	287,565	(89,357)	61,570	-	(194,698)	(77,352)	(12,272)	-	(12,272)	69,439	57,167

(*) includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

7

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)			Convenience
				translation
				US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period from continuing operations	(96,590)	(208,048)	(321,796)	(25,114)
Profit from sale of subsidiary (Appendix A)	-	(4,147)	-	-
Realization of foreign currency translation reserve in connection with sale operations	-	(59,570)	-	-
Income tax benefit recognized in profit and loss	917	2,029	5,631	238
Finance expenses recognized in profit and loss	84,709	181,044	239,598	22,025
Income tax paid in cash	(125)	(122)	(509)	(33)
Depreciation and amortization (including write-down and impairment)	18,059	51,464	123,145	4,696
Loss (Profit) from realization of investments in associates and joint venture	-	-	(6,713)	-
Share in losses of associates, net	21,344	25,438	42,925	5,550
Loss (Profit) from realization of assets and liabilities	8,174	-	(4,872)	2,125
Stock based compensation expenses	58	493	1,047	15
Others	64	(587)	(488)	17
Trade accounts receivables	(357)	3,379	3,415	(93)
Receivables and other debit balances	(24,353)	12,114	10,968	(6,332)
Inventories	56	(94)	(118)	15
Trading property and payment on account of trading property	70,314	232,730	181,680	18,282
Suppliers and service providers	9,780	(2,335)	(7,095)	2,543
Payables and other credit balances	(545)	(57,890)	(13,241)	(141)

Net cash provided by continuing operations	91,505	175,898	193,367	23,792
Net cash provided (used) by discontinued operating activities	-	(2,420)	(2,014)	-

Net cash provided by operating activities	91,505	173,478	191,353	23,792

The accompanying notes form an integral part of the interim financial data.

8

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)			Convenience
				translation
				US$'000
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from realization of investments in subsidiaries (Appendix A)	-	192,026	192,026	-
Purchase of property plant and equipment, investment property and other assets	(1,359)	(9,128)	(23,630)	(353)
Proceeds from realization of property plant and equipment	145	169	12,916	38
Investments in associates and joint venture companies	-	-	76	-
Investments in long-term deposits	(14,230)	-	-	(3,700)
Proceed from realization of long-term deposits and long-term loans	18,492	6,185	10,197	4,808
Interest received in cash	129	366	1,404	34
Short-term deposits and marketable securities, net	(8,311)	(22,290)	5,070	(2,161)
Net cash provided by continued investing activities	(5,134)	167,328	198,059	(1,335)
Net cash provided by discontinued investing activities	-	37,737	37,737	-

Net cash provided by investing activities	(5,134)	205,065	235,796	(1,335)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of non-controlling interest	(499)	(62,059)	(62,059)	(130)
Interest paid in cash	(56,561)	(69,605)	(129,350)	(14,706)
Proceeds from long-term borrowings	98,897	-	-	25,714
Repayment of long-term borrowings	(140,709)	(240,276)	(377,406)	(36,586)
Proceeds from selling (purchasing) of derivatives	2,197	9,820	(1,610)	571
Proceed from (repayment of) short-term credit	-	(6,997)	(6,997)	-
Net cash used in continued financing activities	(96,675)	(369,117)	(577,422)	(25,137)
Net cash provided by (used in) discontinued financing activities	-	(2,135)	(2,135)	-

Net cash used in financing activities	(96,675)	(371,252)	(579,557)	(25,137)

Increase in cash and cash equivalents	(10,304)	7,291	(152,408)	(2,679)

Cash and cash equivalents at the beginning of the year	157,851	323,182	323,182	41,043

Cash and cash equivalents related to discontinued operations at the end of the period	-	(1,057)	-	-
Net effect on cash due to currency exchange rate changes	619	(9,581)	(12,923)	161

Cash and cash equivalents at the end of the period	148,166	319,835	157,851	38,525

The accompanying notes form an integral part of the interim financial data.

9

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 6	2 0 1 5	2 0 1 5	2 0 1 6
	(in NIS thousands)			Convenience
				translation
				US$'000
Appendix A - Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	(15,591)	(15,591)	-
Property, plant equipment and other assets	-	203,470	(203,470)	-
Profit from realization of subsidiaries	-	4,147	(4,147)	-
	-	192,026	(192,026)	-

The accompanying notes form an integral part of the interim financial data.

10

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

1.	Reporting entity:

A.	Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Its executive offices are located at 7 Motta Gur Str., Petach Tikva Israel

B.	The activities of the Company and its held entities (the "Group") are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through its 45% subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Group operate and manage commercial and entertainment centers prior to their sale; (ii) Hotel - hotel operation and management; (iii) Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Plots in India - plots designated for sale initially designated to residential projects.

2.	The Company financial position:

The Company's separate financial statements include liabilities to bank Hapoalim and towards Series H and Series I notes, in the aggregate principal amount of approximately NIS 679 million. NIS 128 million (principal plus interest) will become due till the end of 2017 and NIS 351 (principal and interest) will become due in May 2018. In addition, the Company has certain operational expenses for its ongoing operations.

The Company has prepared a projected cash flow until June 2018, which includes the anticipated sources that to the Company's estimation, are expected to serve the repayment of its financial liabilities mentioned above. The main anticipated sources included in the Company's projected cash flow are (i) cash and cash equivalents (on its separate financial statements) of approximately NIS 35 million (ii) net cash expected to be generated from the refinance and the sale of the Company's hotel segment, in the amount of approximately NIS 391 million; and (iii) other sources including the partial sale of shares in our held companies in the medical field and net cash from the sale of our share in the Bangalore project in India as per the Agreement signed on December 2, 2015 in the aggregate amount of approximately NIS 111 million. It should be noted, that the projected cash flow is based on the Company's forward-looking plans, assumptions, estimations, predictions and evaluations which rely on the information known to the Company at the time of the approval of these financial statements (collectively, the "Assumptions"). The materialization, occurrence consummation and execution of the events and transactions and of the Assumptions on which the projected cash flow is based, including with respect to the proceeds and timing thereof, are not certain and are subject to factors beyond the Company's control as well as to the consents and approvals of third parties and certain risks factors. Therefore, delays in the realization of our assets and investments or realization at lower price than expected by us, as well as any other deviation from our Assumptions, could have an adverse effect on our cash flow and our ability to serve our indebtedness on a timely manner.

The Company's Board of directors is of the opinion, based on the projected cash flow and the Assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

In light of the foregoing, the Company's board of directors is of the opinion that, the Company is a going concern and hence, the consolidated financial statements of the Company as of June 30, 2016 were prepared based on going concern assumption.

11

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

3.	Going concern and liquidity position of PC:

The condensed consolidated interim financial information has been prepared on a going concern basis, which assumes that the PC's Group will be able to meet the mandatory repayment terms of banking facilities and its debentures. Following the closing of the pc's restructuring plan (“the Plan” in this note), the PC's condensed consolidated interim financial information included liabilities to bondholder’s in the aggregate principal amount of €197 million (NIS 844). The following table sets forth the cash flows forecast of PC until the end of 2017 in order to achieve the abovementioned repayments, as they fall due.

According to the Plan, if until December 1, 2016 the PC manages to repay its principal of debentures in the amount of NIS 434 million (€101 million), then the remaining principal payments shall be deferred for an additional year (“the Deferral”). Since the Plan entered into effect, until June 30, 2016, PC has repaid circa NIS 104 million (€24 million) out of the debentures. The remaining NIS 330 million (€77 million) of the bonds principal (through selling of its assets), together with the interest of approximately €6.5 million (NIS 28) are still to be paid up to December 1, 2016, if PC is to achieve the abovementioned condition in the Plan. Since part of the series B debentures are held in treasury, the total required net principal repayment in 2016 in order to achieve the Deferral is NIS 322 million (€75.2 million).

Achieving this condition depends, to a considerable degree, on the PC's Group’s ability to dispose assets and collect cash proceeds of at least of €72 million (NIS 308) by December 1, 2016, as described below.

If PC is unable to achieve the abovementioned Deferral by December 1, 2016, then the mandatory principal repayment and interest due in December 2016, July 2017 and December 2017 will be NIS 84 million (€19.5 million), NIS 135 million (€31.5 million) and NIS 335 million (€78.2 million), respectively. The amounts do not include any 75% mandatory repayment of every sale

As PC’s primary objective is to obtain the Deferral, it has therefore reclassified this minimum net amount to current liabilities. The scenario below reflects PC’s approved business plan until December 31, 2017:

	Expected cash flow (in M €)
	In the six months ending December 31, 2016	In the year ending December 31, 2017
Opening balance of consolidated cash (1)	25	7
Sources of cash during the period
Net proceeds from disposal of operating shopping centers (2)	63	47
Proceeds from disposal of plots held (3)	9	47
Net operating income from shopping centers (4)	6	6
Total sources expected	103	107
Uses of cash during the period
Principal repayment of debentures, net (5)	(75)	(70)
Interest repayment of debentures, net	(7)	(7)
Investment in projects under construction (6)	(8)	(4)
Repayment of bank facilities in subsidiaries (principal +interest)	(3)	(2)
General and administrative expenses	(3)	(5)
Total uses expected	(96)	(88)

Closing balance of consolidated cash (7)	7	19

(1)	Opening balance – as appeared in this condensed consolidated interim statement of financial position, including restricted cash (which will be released upon the disposal of the operating shopping centers).
(2)	2016 – Expected net payment from the selling of three shopping centers (Riga, Suwalki and Torun - refer to notes 12(b) and 13(a)). 2017 - expected mainly from the sale of Belgrade Plaza (Visnjicka project)
(3)	2016 - PC expects extensive disposal of it plots held in CEE and in India. Main 2016 disposal are expected in India and Greece. 2017 – Main plots disposal is due to India and Poland.

(4)	As the operating shopping centers are to be disposed of in 2016, in 2017 Net Operating Income is generated from the Belgrade Plaza (Visnjicka) shopping center to be opened in the first half of 2017.
(5)	2016 - This reflects the gross amount of €77 million to be paid based on forecast disposal proceeds, net of the expected repayment of debentures series B bonds held in treasury in the amount of €2 million.
(6)	2016 – Main investment in Belgrade Plaza and in Timisoara project (Romania). 2017 - Investment in Timisoara.
(7)	2016 – Immaterial restricted cash amounts. 2017 – Including restricted cash in Visnjicka of €3 million.

12

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

3.	Going concern and liquidity position of PC: (count.)

It should be noted, that the projected cash flow is based on the PC's forward-looking plans, assumptions, estimations, predictions and evaluations which rely on the information known to PC at the time of the approval of this condensed consolidated interim financial information (collectively, the "Assumptions").

The materialization, occurrence, consummation and execution of the events and transactions and of the assumptions on which the projected cash flow is based, including with respect to the proceeds and timing thereof, although probable, are not certain and are subject to factors beyond PC's control as well as to the consents and approvals of third parties and certain risks factors. Therefore, delays in the realization of PC's assets and investments or realization at lower price than expected by PC's, as well as any other deviation from the PC's Assumptions, could have an adverse effect on PC's cash flows and PC's ability to service its indebtedness in a timely manner.

4.	Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2015.

The condensed consolidated interim financial information was approved for issue by the Company's board of directors on August 18, 2016.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2016	2015

US Dollar ($)	3.846	3.902
Euro ( €)	4.284	4.247
Romanian New Lei (RON)	0.9476	0.938
Indian Rupee (INR)	0.0571	0.058

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2016	2015

US Dollar ($)	(1)	0.3
Euro ( €)	1	(10)
Romanian New Lei (RON)	1	(11)
Indian Rupee (INR)	(2)	5

13

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

5.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2015.

6.	Segment reporting

The chief operating decision-makers (CODM) have been identified as the Chairman of the board CEO and the Acting CEO and CFO. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group's segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

●          Commercial Centers

●          Hotel

●          Medical industries

●          Plots in India

●          Other activities

14

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

6. Segment reporting (Cont.)

Six months period ended June 30, 2016:

	Commercial and entertainment centers	Hotels	Medical industries (i)	Residential	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	164,617	67,282	28,955	-	-	(41,479)	219,375

Segment profit (loss)	18,729	1,793	(57,729)	(924)	-	51,825	13,694

Financial expenses	1,937	(10,196)	-	-	-	-	(8,259)

Share in losses of associates, net	-	-	(3,239)	-	-	(18,105)	(21,344)

Unallocated general and administrative expenses							(4,750)
Unallocated other income							830
Unallocated financial expenses							(75,845)
Loss before income taxes							(95.673)

(i)	Includes mainly investments in associates and therefore not included in the Total Revenues.

15

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

6. Segment reporting (Cont.)

Six months' period ended June 30, 2015:

	Commercial and entertainment centers	Hotels	Medical industries (i)	Residential	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	239,356	85,006	14,950	-	-	(27,548)	311,764

Segment profit (loss)	(49,797)	68,244	(59,616)	(1,395)	(2,178)	53,471	8,730

Financial expenses	(13,843)	(18,438)	1,467	-	30	-	(30,784)

Share in losses of associates, net	-	-	(6,574)	-	-	(18,864)	(25,438)

Unallocated general and administrative expenses							(8,266)
Unallocated financial expenses							(150,261)
Profit before income taxes							(206,019)

(i)	Includes mainly investments in associates and therefore not included in the Total Revenues.

16

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

7.	Financial instruments

A.	Financial risks:

During the six-months period ended June 30, 2016 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 21.C to the consolidated financial statements as at and for the year ended December 31, 2015.

B.	Fair value of financial instruments:

1)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		June 30, 2016
		Book Value	Fair Value
	Level	(In thousands NIS)

Debentures	Level 1	(1.296,954)	(1,118,462)
		(1.296,954)	(1,118,462)

		December 31, 2015
		Book Value	Fair Value
	Level	(In thousands NIS)

Short- term loans at fixed interest rate	Level 3	(254,010)	(254,010)
Debentures	Level 1	(1,324,437)	(1,120,926)
		(1,578,447)	(1,374,936)

8.	Significant events during the period

A.	Nots buyback programs by the Company:

On, February 1, 2016 the Company's board of directors approved a new program to repurchase up to NIS 40 million (approximately $10.4 million) of its Series H Notes. The Company purchased NIS 43.4 million par value Series H notes for a total consideration of NIS 40 million.

On May 31, 2016, the company board of directors approved a new program to repurchase up to NIS 40 million (approximately $10.4 million) of its Series H Notes, commencing the date of this announcement and for a period of 12 months. In accordance with the existing loan agreement with Bank Hapoalim (as amended), the Company will be required to prepay principal amount of approximately NIS 4 million if the Notes buyback will be fully executed. Up through June 30, 2016 the Company purchased NIS 15.8 million par value Series H notes for a total consideration of NIS 14.9 million. The amount of Series H notes purchased by the Company s for June 30, 2016 (including repurchase program published and executed during 2015) is NIS 115.3 million par value for a total consideration of NIS 104.8 million. See also note 9 C.

The Company recorded a profit of NIS 2 million in the period of the six months ended in June 30, 2016.

All the notes repurchased have been fully redeemed.

17

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (cont.)

B.	Refinancing of the Radisson Blu hotel in Bucharest:

On March 10, 2016 "BUTU" as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the "Lenders") and the Company as guarantor have amended and restated the existing facility agreement signed between, among others, BUTU, as borrower, Raiffeisen Bank International A.G, as lender and the Company on 16 September 2011 (the “Existing Facility Agreement”), through an amended and restated facility agreement (the "Amended and Restated Facility Agreement").

According to the Amended and Restated Facility Agreement, the Lenders shall increase the loan to BUTU outstanding under the Existing Facility Agreement up to €97 million (the "New Facility Amount"). The New Facility Amount shall be drawn down in two tranches, with tranche A in the amount of up to €85 million, which BUTU shall be able to utilize until March 31, 2016, and tranche B in the amount of up to €12 million, which BUTU shall be able to utilize starting with September 30, 2016 until June 30, 2017. The utilization of both tranches is subject to the satisfaction of certain conditions precedent as stipulated in the Amended and Restated Facility Agreement.

The proceeds of the New Facility Amount shall be used, inter alia, to refinance certain outstanding loans under the Existing Facility Agreement. The surplus of the New Facility Amount will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group.

The principal of the New Facility Amount will be repayable in quarterly instalments and a balloon repayment at 31 December 2020. The New Facility Amount will bear an annual interest of Euribor plus margin of 3.75%, which will be hedged by BUTU in accordance with the provision of the Amended and Restated Facility Agreement.

The New Facility Amount is secured by first rank real estate mortgage on the hotel complex owned by BUTU, security interest over the shares of BUTU and certain other securities stipulated in the Amended and Restated Facility Agreement. In addition, the Company has provided a corporate guarantee to secure the New Facility Amount, whereby the Company guarantees all of BUTU’s payment obligations under the Finance Documents (except for the balloon repayment at 31 December 2020).

On March 23, 2016, BUTU has drawn down the first of the two tranches of the loan in the amount of €85 million ("Tranche A"). The amount received by the Company, after the refinance of certain outstanding loans under the original facility agreement, is approximately €24.4 million out of which an amount of €15 million was used for the prepayment of the loan to Bank Hapoalim B.M, as per the amendment to the loan agreement with Bank Hapoalim B.M, as the Company announced on March 22, 2016. (see C below).

C.	Amendment to the loan agreement with Bank Hapoalim:

On March 22, 2016 the Company signed on an amendment to the Loan Agreement with Bank Hapoalim B.M. that canceled and replaced the previous loan (the "Amendment" and the "Loan"). According to the new agreement the Company prepaid the Bank €15 million and the following new terms were apply to the loan:

(1)	The repayment schedule of the loan will be as follow: €7 million will be repaid on November 30, 2016 and the balance will be repaid on November 30, 2017 instead of one single payment in February 20, 2017 in the existing Loan Agreement.

(2)	The Company will not have prepayment obligation for notes repurchase which will be executed by the Company during 2016 up to NIS 50 million.

(3)	Any net cash flow that will be received by the Company from the refinancing of the Radisson Blu hotel in Bucharest Romania up to €97 million shall not have repayment obligations, and shall be used by the Company at its sole discretion.

18

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (cont.)

D.	Finding by PC with respect to certain agreements executed in the past:

In connection with the described in note 5 (C) and 14 C. (13) in the financial statement as of December 31, 2015, on March 29, 2016, PC has announced that its Board has become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania. In order to address this matter, PC's Board has appointed the chairman of PC's Audit Committee to investigate the matters internally. PC's Board has also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention in this respect and it has submitted its findings to the Romanian Authorities. As the investigation of this matter is ongoing PC in unable to comment on any details related to this matter. Following PC report to the Company, the Company's audit committee has appointed a special committee to examine the matters raised in PC's announcement, including any internal control and reporting issues. The Company is fully cooperating with the relevant governmental agencies in this matter. As of the date of the approval of the financial statements and at this preliminary stage, the Company, based on legal advice received, cannot estimate the potential consequences that the Company could incur as a result of these issues, and accordingly did not include a provision in these financial statements with respect to these issues.

E.	Sale of Liberec Plaza:

On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (NIS 40 million). Following net asset value adjustments related to the subsidiary’s balance sheet, PC received net €9.37 million (NIS 40 million) and recorded a loss of €350 thousands (NIS 1,499).

F.	Class action settlement:

In connection with the law suit described in note 14 (B) (1) in the financial statement as of December 31, 2015, on April 6, 2016, the Company and some other defendants (i.e: the Company's and Elscint's former directors and officers) have entered into a settlement agreement with the Plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.) (the "Settlement"). The Settlement generally provides that in consideration of a total payment of NIS 46 million (approximately $11.9 million) (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is – or may be – directed against EI and its former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to EI and its former directors and officers as well as with respect to Elscint and its former directors and officers.

The Company's share in the aforementioned compensation is NIS 4 million (approximately $1 million) and the rest will be financed by the Company's D&O Insurance.

The Settlement is subject to its final approval by the court, without which it shall have no force or effect. The Settlement is also subject to the right of the insurer to terminate the Settlement under certain circumstances.

The approval of the settlement is subject to the court's approval and additional preconditions fulfilment as determined in the agreement.

19

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (cont.)

G.	Agreement to sell Riga Plaza:

On May 16, 2016, PC's jointly controlled subsidiary, in which PC has a 50% stake, has entered into a business sale agreement with respect to the sale of Riga Plaza shopping and entertainment centre in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of approximately €93.4 million which is in line with the last reported book value.

The closing of the transaction is subject to several conditions precedent, all of which are expected to be fulfilled in the coming months.

In view of the above, PC has reclassified the Investment in the equity accounted investee, which holds Riga Plaza to as asset held for sale.

H.	On May 24, 2016, InSightec Health Canada has approved InSightec's Exablate Neuro system for the treatment of essential tremor.

I.	Development facility agreed for Belgrade Plaza (Visnjicka):

On June 21, 2016 PC has signed a €42.5 million loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc.

Belgrade Plaza is being developed on a 31,000 sqm plot of land owned by Plaza in Belgrade. Construction of the commercial center is already in advanced stages and it is on schedule to open in the first half of 2017. Belgrade Plaza, which is currently over 50% pre-let, will comprise approximately 32,000 sqm of Gross Lettable Area (GLA).

J.	Sale of residential plot in Lodz, Poland:

On June 28, 2016, PC has signed an agreement for the sale of a 20,700 sqm plot of land in Lodz, Poland, to a residential developer, for €2.4 million. The conditional agreement will be followed by a transfer agreement which is expected to be signed by the end of August 2016.

On transfer, PC expects to receive an initial payment of €1.04 million, followed by €180,000 in November 2016, €220,000 in December 2016 and a final instalment of €0.96 million in June 2017.

K.	Reverse share split:

On March 31, 2016 the annual general meeting of the Company shareholders approved the reverse split of its ordinary shares such that each 3 ordinary shares will be replaced to one ordinary share of the Company. The reverse spilt occurred on June 27, 2016 and the total number of Issued and outstanding ordinary shares following the reverse split is 9,190,808.

L.	Closing of the sale of MUP plot in Belgrade by PC:

In June 29, 2016 PC has completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.9 million and recorded a gain of € 2.4 million (NIS 10). the purchaser has paid the initial amount of €11 million (NIS 47) in cash to PC. An additional €300,000 (NIS 1,258,000) will be due before 30 November 2016 and the remaining €4.6 million (NIS 20 million) will be due within 15 months from the transaction closing date. Furthermore, PC will also be entitled to an additional pending payment of €600,000 (NIS 2,570,000), on top of the €15.9 million (NIS 68 million) transaction consideration, once the purchaser successfully develops at least 69,000 sqm above ground.

In line with PC's stated restructuring plan, 75% of the abovementioned proceeds will be distributed to Plaza’s bondholders in the following quarter.

20

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (cont.)

M.	Termination of lease agreement regarding land plot near Tiberius:

In connection with the described in note 9 (E) in the financial statement as of December 31, 2015, on June 23, 2016 the Company announced a termination of the lease agreement with the Israel Land Administration ("ILA").

Following the termination of the Agreement, ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, which have been provided to ILA in order to secure the Company's undertakings under the leasea greement and an additional amount of approximately NIS 7 million which have been received after the financial reports date.

At this stage, the Company cannot estimate if and when the Company will be entitled to receive any additional amounts following the termination of the Agreement.

N.	Debt repayment agreement with financing bank of Zgorzelec PC shopping center in Poland:

On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec PLaza Shopping Center in Poland.

As part of the DRA, PC will make a payment of €1.1 million (in escrow) to the financing bank of the Shopping Center and the financing bank will deposit (in escrow) Release Letters for: (i) releasing a mortgage in favor of the Bank on PC's plot in Leszno, Poland; (ii) releasing of a recourse right obligation (of €1.1 million) under PC's corporate guarantee and an additional subsidiary of PC; (iii) subordination agreement; and (iv) submission for enforcement on the loan.

The DRA also states that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza Shopping Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza Shopping Center for €1.

If a buyer or appointed shareholder is not found by 15 September 2016 the following steps will take place: The management of Zgorzelec Plaza Shopping Center will be transferred to an appointed manager elected by the Bank; The €1.1 million payment held in escrow will be transferred to the Bank; and the Release Letters will be given to PC and PC will stay as a silent shareholder in Zgorzelec Plaza Shopping Center until the end of the 2016.

On conclusion of the transaction, PC expects to lose its control over the project company holding Zgorzelec Shopping Center which will result in de-recognition of the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizing a gain of approximately €10 million.

O.	Update on Bangalore project - India:

In connection with the described in note 7 (A) in the financial statement as of December 31, 2015: The National Green Tribunal (“NGT”), an Indian governmental tribunal established for dealing with cases relating to the environment, passed general directions on May 04, 2016 with respect to areas that should be treated as “no construction zones” due to its proximity to water reservoirs and water drains (“Order”)

The restrictions in respect of the “no construction zone” are applicable to all construction projects.

The government of Karnataka had been directed to incorporate the above conditions in respect of all construction projects in the city of Bangalore including the Company's project which is adjacent to the Varthur lake and have several storm-water crossing it.

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has stayed the operation of certain portions of the Order. It is difficult to predict the amount of time that the Supreme Court of India will take to decide on the matter.

21

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (cont.)

O.	Update on Bangalore project – India (cont.):

Accordingly, the impact of the Order cannot be fully determined until the Supreme Court of India adjudicates upon the matter. It should also be noted that based on the Company legal advice, the Order only affects the setback from the storm-water drain, and would not in itself affect the floor space index available to developers to construct a project.

As for June 30, 2016 and to the Company's best estimate that there will be no material effect on the Company's consolidated financial statements as a result of the Order.

P.	Update on PC covenants:

In respect of the Coverage Ratio Covenant (“CRC”), as defined in PC restructuring plan, as at June 30, 2016 the CRC was 126%, in comparison with 118% minimum ratio required.

9.	Subsequent events

A.	Ruling of the international court of arbitration:

In connection with the described in note 14 C. (8) in the financial statement as of December 31, 2015, in July 2016, following an extensive and lengthy legal procedure relating to a transaction agreement undertaken between PC, and Klepierre in 2004, the International Court of Arbitration has ruled that PC is liable for an indemnification claim totaling approximately €2 million (NIS 9 million), including costs arising from the legal process. A provision for such amount has been initially recorded in these financial statements. Since Klepierre is deemed a creditor under PC's ongoing Restructuring Plan, payment of the principal amount due by PC under the indemnification claim is deferred to July 2018. In the interim, PC will continue to pursue the legal channels available to it in purpose to minimize the basis for such indemnification. The Company is a guarantor of PC under the original transaction agreement between PC and Klepierre executed in 2004.

B.	FDA Approval of InSightec's Exablate neuro for treatment of essential tremor:

In July 2016 the FDA has approved InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring.

Essential tremor is the most common movement disorder, affecting more than 5 million people in the United States, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. For these patients, performing everyday tasks presents a challenge and impacts their quality of life.

C.	In July, 2016 the company purchased NIS 10.7 million serise H par value, for a total consideration of NIS 10 million.

D.	Details of negotiations on two assets disposal in Poland:

At the end of July 2016 PC signed a non-binding Letter of Intent (“LOI”) with a global investment fund (the “Purchaser”) regarding the sale of the Torun Plaza and Suwałki Plaza shopping and entertainment centres in Poland (together the “Portfolio”).

The Portfolio comprises a total of approximately 60,000 sqm of Gross Lettable Area, of which Torun Plaza represents approximately 40,000 sqm and Suwalki Plaza represent approximately 20,000 sqm. The total agreed value of the Portfolio is €121 million (NIS 518 million), subject to adjustments on the basis of the in place net operating income (the “NOI”) and future NOI.

The sale is currently expected to complete by the end of October 2016.

22

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

9.	Subsequent events (cont.)

D.	Details of negotiations on two assets disposal in Poland (cont.):

Under the terms of the LOI, the Portfolio will remain under Plaza’s management until December 31, 2017, during which time Plaza will continue to implement its asset management plans to further optimize the tenant mix and improve the rental income and the NOI.

At this stage, there is no certainty that the transaction will be completed.

E.	Joint development agreement signed in respect of plot in Chennai, India:

On August 2, 2016, a subsidiary ("SPV") of Elbit Plaza India Real Estate Holdings Limited (in which the Company holds a 50% stake with its subsidiary, Plaza Centers N.V) (“EPI”), has signed a Joint Development Agreement (“JDA”) relating to its 74.7 acre plot in Chennai, India.

Under the terms of the JDA, the SPV will confer the property development rights to a reputable local developer (the “Developer”) who will carry full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices.

E.	Joint development agreement signed in respect of plot in Chennai, India (cont.):

Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the land will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale.

The SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units.

In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (approximately €4.8 million), with INR 10 Crores (approximately €1.35 million) paid following the signing and registration of the JDA, INR 17 Crores (approximately €2.3 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (approximately €1.15 million) payable six months after the Project Commencement Date.

In line with its statement in the 2015 year-end financial statements, EPI continues its efforts to exercise its right to get the Partners’ 20% holding in the Indian company Kadavanthara Builders Private Ltd.

F.	Insightec has signed a cooperation agreement with Siemens

On August 15, 2016, INSIGHTEC has signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH ("Siemens"), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the "Systems") with the intention to expand the MRgFUS market globally (the "Agreement"). According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties' Systems. Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs. The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems. The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, it in accordance with the terms of the Agreement. Each Party shall have a limited liability towards the other Party for direct damages only. In addition, each Party is required to maintain a minimal insurance coverage for the purpose of the Agreement during the term of the Agreement and for a few years thereafter.

23

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

G.	Nots buyback programs by the Company

On August 18, 2016, the Company announced that its board of directors approved a new program to repurchase up to NIS fifty (50) million (approximately $13.26 million) of Elbit’s Notes, which are traded on the Tel Aviv Stock Exchange in addition to the Current Program ("The New Program") (see note 8 A). The Company's board of directors has determined that until further notice, the Company will purchase only Series H Notes under the New Program. The repurchases will commence after the full execution of the Current Program, and the New Program will remain in effect for a period of 12 months commencing on the date of this announcement.

In accordance with the existing loan agreement with Bank Hapoalim (as amended), the Company will be required to prepay principal amount of approximately NIS 7 million if the Notes buyback under the New Program will be fully executed.

 24